# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAM TAI PROPERTY INC., CIK 0000829365
CUSIP: 629865205
Title of class of securities: Common Shares, $0.01 Par Value
Address of issuer's principal executive offices: No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen, China (F4), 518102
Date of event which requires filing of this statement: 01/19/2021
Filed by CIK 0000897485
Persons authorized to receive notices and communications: IAT Reinsurance Company Ltd., Attn: David Pirrung, 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina (NC), 27609, (919) 833-1600

## Reporting persons
- Peter R. Kellogg (CIK 0000897485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 460,264; shared voting power 12,533,196; sole dispositive power 460,264; shared dispositive power 12,533,196; aggregate amount beneficially owned 12,993,460 (21.46% of the class)
- Charles K. Kellogg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,111,252; sole dispositive power 0; shared dispositive power 11,111,252; aggregate amount beneficially owned 11,111,252 (18.35% of the class)
- Goose Creek Capital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 11,111,252; sole dispositive power 0; shared dispositive power 11,111,252; aggregate amount beneficially owned 11,111,252 (18.35% of the class)
- IAT Reinsurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 11,111,252; sole dispositive power 0; shared dispositive power 11,111,252; aggregate amount beneficially owned 11,111,252 (18.35% of the class)
- IAT Insurance Group, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 3,325,000; sole dispositive power 0; shared dispositive power 3,325,000; aggregate amount beneficially owned 3,325,000 (5.49% of the class)
- Harco National Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 0; shared voting power 3,325,000; sole dispositive power 0; shared dispositive power 3,325,000; aggregate amount beneficially owned 3,325,000 (5.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 Par Value
Name of issuer: NAM TAI PROPERTY INC.
Address of issuer's principal executive offices: No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen, China (F4), 518102
Comment:
EXPLANATORY NOTE:

This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D previously filed by Peter Kellogg and certain other Reporting Persons with respect to the common shares, US$0.01 par value per share (the "Shares"), of Nam Tai Property Inc. (the "Issuer"). This Amendment is being filed to reflect (i) the transfer by Peter Kellogg to Charles Kellogg of all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., a Wyoming corporation, effected pursuant to the Stock Purchase Agreement dated December 2, 2019, and (ii) the addition as Reporting Persons of Charles Kellogg and Goose Creek Capital, Inc. as well as IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company, each of which is an intermediate holding company or insurance subsidiary in the Goose Creek Capital, Inc. corporate ownership chain whose Shares were included in the aggregate beneficial ownership reported in prior filings but who were not separately identified as Reporting Persons therein. Except as expressly set forth herein, all information in the Schedule 13D, as previously amended, remains unchanged and is incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed jointly by:

Peter Kellogg;
Charles Kellogg;
Goose Creek Capital, Inc.;
IAT Reinsurance Company Ltd.;
IAT Insurance Group, Inc.; and
Harco National Insurance Company
(collectively, the "Reporting Persons").
Residence or business address:
Peter Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Charles Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Goose Creek Capital, Inc. is a corporation organized under the laws of the State of Wyoming, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Goose Creek Capital, Inc. is a holding company. The Class A Preferred voting shares of Goose Creek Capital, Inc. are owned by Charles Kellogg.

IAT Reinsurance Company Ltd. is a company organized under the laws of the Cayman Islands, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Reinsurance Company Ltd. is a Cayman Islands Class B insurance company. IAT Reinsurance Company Ltd. is a wholly-owned subsidiary of Goose Creek Capital, Inc., a Wyoming corporation.

IAT Insurance Group, Inc. is a corporation organized under the laws of the State of North Carolina, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Insurance Group, Inc. is an insurance holding company and a wholly-owned subsidiary of IAT Reinsurance Company Ltd.

Harco National Insurance Company is a corporation organized under the laws of the State of Illinois, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Harco National Insurance Company is an insurance company and a wholly-owned subsidiary of IAT Insurance Group, Inc.
Present principal occupation or employment: The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of each Reporting Person (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.
Criminal convictions in the last five years: Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 7,786,252 Shares held directly by IAT Reinsurance Company Ltd. were acquired using its general working capital. The 700,000 Shares held by Harco National Insurance Company and its direct and indirect subsidiaries -- TransGuard Insurance Company of America, Inc. (760,000 Shares), Commercial Alliance Insurance Company (150,000 Shares), Acceptance Indemnity Insurance Company (600,000 Shares), Acceptance Casualty Insurance Company (150,000 Shares), Occidental Fire & Casualty Company of North Carolina (565,000 Shares), and Wilshire Insurance Company (400,000 Shares) -- were each acquired using the general working capital of the respective entity.

The 200,000 Shares held by the Kellogg Family Trust, the 10,000 Shares held by Myth & Barnegat Restoration Society, the 3,000 Shares held by Kirkland "A" Trust, the 1,208,944 Shares held by Cynthia Kellogg, and the Shares held by Bermuda Partners and the other non-Goose Creek entities reflected in the ownership schedule were each acquired using the general assets of the respective holder. The 170,000 Shares held directly by Peter Kellogg were acquired from his personal funds, and the additional 290,264 Shares held directly by Peter Kellogg were received as director compensation.

The 100,005 shares of Class A Voting Preferred Stock of Goose Creek Capital, Inc. held by Charles Kellogg were acquired from Peter Kellogg pursuant to the Stock Purchase Agreement dated December 2, 2019. The 170,000 Shares held by Bermuda Partners were acquired using the general assets of that entity and are attributed to Charles Kellogg by reason of his ownership and control of Bermuda Partners. The managing member of Bermuda Partners is an LLC that is equally owned by Charles Kellogg and Lee Sadrian.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 2, 2019, Peter Kellogg (as seller) and Charles Kellogg (as buyer) entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Peter Kellogg sold to Charles Kellogg all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., representing all of the voting equity of Goose Creek Capital, Inc. The transaction closed on January 19, 2021, at which time, subject to the oral agreement described in Item 6 below, Charles Kellogg indirectly acquired voting control over the Shares held by Goose Creek Capital, Inc. and its direct and indirect subsidiaries, including IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., Harco National Insurance Company, and Harco's direct and indirect insurance subsidiaries. This Amendment also reflects the addition as Reporting Persons of IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company, each of which was omitted as a named Reporting Person from the prior filings notwithstanding that the Shares held through each such entity were included in the aggregate beneficial ownership figures reported therein.

The Reporting Persons acquired their respective Shares in the ordinary course of business and/or for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of Shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares in the open market, in privately negotiated transactions, or otherwise; selling all or a portion of the Shares beneficially owned by them in the open market, in privately negotiated transactions, or otherwise; or engaging in discussions with management and/or the board of directors of the Issuer concerning the business, operations, strategy, and/or future plans of the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) The information required by Items 5(a) and 5(b) is set forth on the cover pages of this Schedule 13D and is incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own in the aggregate 12,993,460 Shares, representing approximately 21.46% of the Shares outstanding, based on 60,547,760 Shares outstanding. The following table summarizes the beneficial ownership of each Reporting Person:

Total
Sole Voting / Shared Voting / Beneficial
Reporting Person Dispositive Dispositive Ownership % of Class

Peter Kellogg 460,264 12,533,196 12,993,460 21.46%

Charles Kellogg 0 11,111,252 11,111,252 18.35%

Goose Creek Capital, Inc. 0 11,111,252 11,111,252 18.35%

- of which: IAT Reinsurance
Company Ltd. 0 11,111,252 11,111,252 18.35%
- of which: IAT Insurance
Group, Inc. 0 3,325,000 3,325,000 5.49%
- of which: Harco National
Insurance Company 0 3,325,000 3,325,000 5.49%

Goose Creek Capital, Inc. is attributed beneficial ownership of 11,111,252 Shares. Charles Kellogg is shown with the same beneficial ownership as Goose Creek Capital, Inc. Peter Kellogg beneficially owns 12,993,460 Shares, consisting of 460,264 Shares held directly, including 290,264 Shares received as director compensation, and 12,533,196 Shares held on a shared basis, including the shares attributable through Goose Creek Capital, Inc. and the shares held by entities below Goose Creek Capital, Inc. in the ownership chain. IAT Reinsurance Company Ltd. is attributed beneficial ownership of 11,111,252 Shares, and IAT Insurance Group, Inc. and Harco National Insurance Company are each attributed beneficial ownership of 3,325,000 Shares. The ownership percentages are calculated based on 60,547,760 Shares outstanding.

The remaining Shares attributed to Peter Kellogg on a shared basis consist of the Shares held by or through the following entities over which Peter Kellogg exercises shared voting and dispositive power: Goose Creek Capital, Inc. (and its subsidiaries, as described above) -- 11,111,252 Shares; Kellogg Family Trust -- 200,000 Shares; Myth & Barnegat Restoration Society -- 10,000 Shares; Cynthia Kellog -- 1,208,944 Shares; Kirkland "A" Trust -- 3,000 Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Charles Kellogg is the beneficial owner of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by any Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement in connection with the filing of this Amendment, a copy of which is filed herewith as Exhibit 99.1.

For as long as the Reporting Persons have had beneficial ownership of any of the Shares, there has been an oral agreement among Peter Kellogg and his family members, including Charles Kellogg, and the family owned entities described in Item 5 of this Report on Schedule 13D, pursuant to which Peter Kellogg has the exclusive right to make all decisions related to the voting, holding, acquiring or disposing of the Shares held by such persons, and that none of his family members, including Charles Kellogg, would exercise any power with respect to the voting, holding, acquiring or disposing of the Shares other than as directed by Peter Kellogg. As such, the filing of this Schedule 13D shall not be deemed an admission that Charles Kellogg is the beneficial owner of any of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of the Shares referred to herein except to the extent of his pecuniary interest.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement and Power of Attorney of the Reporting Persons

## Signatures
- Peter R. Kellogg: /s/ Peter R. Kellogg, Peter R. Kellogg (07/31/2026)
- Charles K. Kellogg: /s/ Charles K. Kellogg, Charles K. Kellogg (07/31/2026)
- Goose Creek Capital, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Reinsurance Company Ltd.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Insurance Group, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- Harco National Insurance Company: /s/ David Pirrung, David Pirrung/President (07/31/2026)